ACELYRIN, INC.

4149 Liberty Canyon Road

Agoura Hills, California 91301

VIA EDGAR

November 20, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jessica Dickerson

Re:	ACELYRIN, INC.
Registration Statement on Form S-3
File No. 333-283209

Acceleration Request
Requested Date:	November 22, 2024
Requested Time:	4:30 p.m. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, ACELYRIN, INC. hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-3 (File No. 333-283209) (the “Registration Statement”) to become effective on November 22, 2024, at 4:30 p.m. Eastern Time, or as soon thereafter as is practicable.

Once the Registration Statement has been declared effective, please orally confirm that event with Chadwick Mills or Anitha Anne of Cooley LLP, our outside counsel, at (650) 843-5654 or (415) 693-2250. Thank you for your assistance with this matter.

Sincerely,

ACELYRIN, INC.

By:	/s/ Mina Kim
Mina Kim
Chief Executive Officer